Issuer Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-172617 May 10, 2012

Amgen Inc.

TERM SHEET

Dated May 10, 2012

$750,000,000 3.625% Senior Notes due 2022

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated May 10, 2012 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Principal Amount:	$750,000,000
Maturity Date:	May 15, 2022
Coupon:	3.625%
Price to Public:	99.535%, plus accrued interest from May 15, 2012 if settlement occurs after such date
Yield to Maturity:	3.681%
Treasury Benchmark:	2.000% due February 15, 2022
Spread to Benchmark:	185 bps
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2012
Reinvestment Rate:	0.30% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.
Net Proceeds to Issuer (before expenses):	$743,137,500

Trade Date:	May 10, 2012
Settlement Date:	May 15, 2012 (T+3)
CUSIP:	031162BN9
ISIN:	US031162BN92
Denominations:	$2,000 x $1,000
Ratings:	Moody’s: Baa1
S&P: A+
Fitch:	BBB

Underwriters:	Joint Book-Running Managers:
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Morgan Stanley & Co. LLC
UBS Securities LLC

Senior Co-Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) Inc.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:
HSBC Securities (USA) Inc.
SMBC Nikko Capital Markets Limited
Wells Fargo Securities, LLC

Amgen Inc. has filed a registration statement (including a prospectus dated as of March 4, 2011) and a prospectus supplement dated as of May 10, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 866-471-2526, J.P. Morgan Securities LLC by calling 212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 800-294-1322 or Morgan Stanley & Co. LLC by calling 866-718-1649.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.